

September 17, 2009

Mr. Michael A. Bless
Chief Financial Officer
Century Aluminum Company
2511 Garden Road
Building A, Suite 200
Monterey, CA 93940

> **Re:** **Century Aluminum Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Definitive Schedule 14A**
> **Filed April 13, 2009, as revised May 4, 2009**
> **File No. 0-27918**

Dear Mr. Bless:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Customer Base, page 4

1.   We note that four of your customers account for 76% of your sales. In addition, it appears from your disclosure on pages 45 and 46 that you have contracts with these significant customers that require them to purchase specified amounts of your aluminum production. Please file these contracts, or tell us why you believe that you are not required to file them.

Helguvik Greenfield Project, page 9

2.   We note that the Helguvik smelter, when completed, will support a complete
        potline of 360,000 mtpy. However, you disclose that your operating license for
        the smelter only authorizes production of up to 250,000 mpty through 2024.
        Please provide further disclosure of the steps you plan to take to secure
        appropriate licenses and any expected material related costs.

Our Executive Officers, page 25

3.   Provide the complete five-year sketch required by Item 401(e) of Regulation S-K
        for Michelle M. Lair.

Management's Discussion and Analysis, page 29

Historical, page 40

4.   We note your disclosure that you used $929.5 million of cash to terminate your
        fixed price forward financial sales contracts. However, in note 10 on page 62, it
        appears that you paid over $1.3 billion in cash. Please revise for consistency or
        advise.

Definitive Proxy filed April 13, 2009

        Please confirm in writing that you will comply with the following comments in all
future filings. Provide us also with an example of the disclosure you intend to use. Please
understand that after our review of your responses, we may raise additional comments.

5.   Please provide the disclosure required by Item 406 of Regulation S-K with
        respect to your code of ethics and file it as an exhibit.

Proposal No. 1: Election of Directors, page 3

6.   We note your disclosure in footnote 1 that Mr. Strothotte was "designated to serve
        as a director by Glencore." Please describe any arrangement or understanding
        between you and Glencore regarding the selection of directors. See Item 401(a)
        of Regulation S-K.

Related Person Transaction Policy, page 11

7.   We note that your policy exempts from review and approval by independent
        directors certain transactions with Glencore. In section C.7. of the policy
        contained on your website, which you direct investors to in your disclosure, you

state that the transactions listed in sections C.7(a) through (e) are exempted from this review and approval process. We further note that there is no section C.7(e) listed in your policy. Please tell us what transactions are covered by this section.

Compensation Discussion and Analysis, page 14

Role of the Chief Executive Officer, page 18

8. Your Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation between individual named executive officers. In this section, describe the reasons for the substantial disparity between the compensation your CEO and the other named executive offers.

9. We note that your CEO consults with the compensation committee regarding the "corporate and individual goals" relevant to his own compensation, and that he recommends compensation levels for the other named executive officers. Please clarify whether the CEO also recommends his level of compensation. In addition, explain whether the CEO provides the board with an evaluation of his performance in light of the goals and objectives applicable to him.

Compensation Program Details, page 19

10. We note that you benchmark total compensation "at or around the mid-range of the market." Please clarify what constitutes the "market" for purposes of your compensation program. In addition, for each element of compensation paid during 2008, please disclose the percentile represented by actual compensation for each named executive officer in relation to the "market." See Item 402(b)(2)(xiv) of Regulation S-K.

11. Please revise to disclose all qualitative and quantitative performance targets or goals established for each compensation plan under which your NEO's received compensation during the 2008 fiscal year, as well as your performance targets for 2009. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe that disclosure of the targets would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Performance Units & Time-vested Performance Share Units, page 22

12.   Please clarify that the time-vested performance share units do not contain any actual performance requirement other than continued employment with the company.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director